UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-10367

Advanced Environmental Recycling Technologies, Inc.
(Exact name of registrant as specified in its charter)

914 N Jefferson Street, Springdale, Arkansas 72764 (479) 756-7400
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, $0.01 par value
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, $0.01 par value	0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.

DATE: May 3, 2017	By:	/s/ J.R. Brian Hanna
J.R. Brian Hanna
Chief Financial Officer